UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. __)

                     COMMUNICATION CABLE, INC.
                          (Name of Issuer)


                  COMMON STOCK, $1.00 PAR VALUE
                 (Title of Class of Securities)


                           203 378 10 4
                        (CUSIP Number)

                        Randall L. Attkisson
                   First Southern Bancorp, Inc.
              P. O. Box 328, Stanford, Kentucky 40484
                         (606) 365-3555
            (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           August 24, 1995
      (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/


     Check the following box if a fee is being paid with this statement. / x /

                     CUSIP NO. - 203 378 10 4

(1)  Name of reporting person. . . .  First Southern Bancorp, Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . (a) X
                                           (b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .  WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . . Kentucky

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . . 124,236
     (8)  Shared voting power. . . . . . .       0
     (9)  Sole dispositive power . . . . . 124,236
     (10) Shared dispositive power . . . .       0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . 124,236

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . .   4.7%

(14) Type of reporting person  . . . . . . .  HC

                     CUSIP NO. - 203 378 10 4

(1)  Name of reporting person. . . . . . Lancaster Life Reinsurance
                                         Company

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . (a) X
                                           (b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .  WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . . Arizona

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . . 10,000
     (8)  Shared voting power. . . . . . .       0
     (9)  Sole dispositive power . . . . . 10,000
     (10) Shared dispositive power . . . .       0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . 10,000

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . .   0.4%

(14) Type of reporting person  . . . . . . .  IC

                     CUSIP NO. - 203 378 10 4

(1)  Name of reporting person. . . . . . Cumberland Lake Shell,
                                         Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . (a) X
                                           (b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .  WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . . Kentucky

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . . 14,420
     (8)  Shared voting power. . . . . . .      0
     (9)  Sole dispositive power . . . . . 14,420
     (10) Shared dispositive power . . . .      0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . 14,420

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . .   0.5%

(14) Type of reporting person  . . . . . . .  CO

Item 1.  Security and Issuer

Class of equity security:          Common Stock, $1.00 par value

Name and address of principal      Communication Cable, Inc.
executive offices:                 P.O. Box 1757
                                   1378 Charleston Drive
                                   Sanford, North Carolina 27330


Item 2. Identity and background

      The name, state of organization, principal business, and the address of its principal office of each Reporting Person, is set forth below:

First Southern Bancorp, Inc. (FSBI)
(a Kentucky corporation)

     (a) The name of this Reporting Person is First Southern Bancorp, Inc.

     (b) The state of organization of FSBI is Kentucky.

     (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors, Executive Officers and Controlling Persons of FSBI:

                                                     Present Principal
     Name                Business Address         Occupation or Employment
Jess Correll             P.O. Box 328             President and Director
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank
                                                  holding company)

Randall L. Attkisson     P.O. Box 328             Vice President, Treasurer
                         99 Lancaster Street      and Director of First
                         Stanford, KY 40484       Southern Bancorp, Inc.
                                                  (Bank holding company)

Jill M. Martin           P.O. Box 328             Secretary and Controller
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank
                                                  holding company)

Ward F. Correll          P.O. Box 129             Owner, Cumberland Lake
                         150 Railroad Drive       Shell, Inc. (Gasoline
                         Somerset, KY 42502       wholesaler)

Vincent L. Correll       345 North Highway 27     President and Director
                         Somerset, KY 42502       of Adamas Diamond
                                                  Corporation, Inc.
                                                  (Diamond wholesaler)

David S. Downey          P.O. Box 295             CEO and Director of
                         102 West Main Street     First Southern National
                         Stanford, KY 40484       Bank of Lincoln County
                                                  (Bank)

Douglas P. Ditto         P.O. Box 295             Senior Vice President
                         102 West Main Street     of First Southern
                         Stanford, KY 40484       National Bank of Lincoln
                                                  County (Bank)

John R. Ball             P.O. Box 628             CEO and Director of
                         27 Public Square         First Southern National
                         Lancaster, KY 40444      Bank of Garrard County
                                                  (Bank)

Gary Dick                P.O. Box 489             CEO and Director of
                         216 North Main St.       First Southern National
                         Monticello, KY 42633     Bank of Wayne County
                                                  (Bank)

James P. Rousey          P.O. Box 480             CEO and Director of
                         Orchard Center           First Southern National
                         Suite L                  Bank of Jessamine
                         Nicholasville, KY 40356  County and First Southern
                                                  National Bank of Fayette
                                                  County (Bank)

Joseph E. Hafley         P.O. Box 328             Loan Review Officer of
                         99 Lancaster Street      First Southern Bancorp, Inc.
                         Stanford, KY 40484       (Bank holding company)

     All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Lancaster Life Reinsurance Company (LLRC)
(an Arizona corporation)

      (a)  The  name  of  this  Reporting  Person is Lancaster Life Reinsurance
Company.

     (b) The state of organization of LLRC is Arizona.

     (c) The principal business of LLRC is a reinsurer of credit life and accident and health policies. The address of the principal office of LLRC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, LLRC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, LLRC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which LLRC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors, Executive Officers and Controlling Persons of LLRC:

                                                     Present Principal
     Name                Business Address         Occupation or Employment
Jess Correll             P.O. Box 328             President and Director
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank
                                                  holding company)

Randall L. Attkisson     P.O. Box 328             Vice President, Treasurer
                         99 Lancaster Street      and Director of First
                         Stanford, KY 40484       Southern Bancorp, Inc.
                                                  (Bank holding company)

Jill M. Martin           P.O. Box 328             Secretary and Controller
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank
                                                  holding company)

Ward F. Correll          P.O. Box 129             Owner of Cumberland Lake
                         150 Railroad Drive       Shell, Inc. (Gasoline
                         Somerset, KY 42502       wholesaler)

Vincent L. Correll       345 North Highway 27     President and Director of
                         Somerset, KY 42502       Adamas Diamond
                                                  Corporation, Inc.
                                                  (Diamond wholesaler)

David S. Downey          P.O. Box 295             CEO and Director of
                         102 West Main Street     First Southern National
                         Stanford, KY 40484       Bank of Lincoln County
                                                  (Bank)

Douglas P. Ditto         P.O. Box 295             Senior Vice President
                         102 West Main Street     of First Southern
                         Stanford, KY 40484       National Bank of Lincoln
                                                  County (Bank)

John R. Ball             P.O. Box 628             CEO and Director of
                         27 Public Square         First Southern National
                         Lancaster, KY 40444      Bank of Garrard County
                                                  (Bank)

James P. Rousey          P.O. Box 480             CEO and Director of
                         Orchard Center           First Southern National
                         Suite L                  Bank of Jessamine County and
                         Nicholasville, KY 40356  First Southern National Bank
                                                  of Fayette County (Bank)

Somerset Holdings,       P.O. Box 328             Holding company
Inc.                     99 Lancaster Street
                         Stanford, KY 40484

     All of the directors and executive officers of LLRC are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Somerset Holdings, Inc. (SHI)
(a Kentucky corporation)

     (a) The state of organization of SHI is Kentucky.

     (b) The principal business of SHI is a holding company of two wholly owned subsidiaries. One subsidiary reinsures credit life and accident and health policies; the other subsidiary is an inactive insurance agency. The address of the principal office of SHI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (c) During the last five years, SHI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, SHI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SHI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors, Executive Officers and Controlling Persons of SHI:

                                                     Present Principal
     Name                Business Address         Occupation or Employment
Jess Correll             P.O. Box 328             President and Director
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank
                                                  holding company)

Randall L. Attkisson     P.O. Box 328             Vice President, Treasurer
                         99 Lancaster Street      and Director of First
                         Stanford, KY 40484       Southern Bancorp, Inc.
                                                  (Bank holding company)

Jill M. Martin           P.O. Box 328             Secretary and Controller
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank
                                                  holding company)

Ward F. Correll          P.O. Box 129             Owner of Cumberland Lake
                         150 Railroad Drive       Shell, Inc. (Gasoline
                         Somerset, KY 42502       wholesaler)

Vincent L. Correll       345 North Highway 27     President and Director of
                         Somerset, KY 42502       Adamas Diamond
                                                  Corporation, Inc.
                                                  (Diamond wholesaler)

      All of the directors and executive officers of SHI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cumberland Lake Shell, Inc. (CLSI)
(a Kentucky corporation)

     (a) The name of this Reporting Person is Cumberland Lake Shell, Inc.

     (b) The state of organization of CSLI is Kentucky.

     (c) The principal business of CLSI is wholesale gasoline. The address of the principal office of CLSI is P.O. Box 129, 150 Railroad Drive, Somerset, Kentucky 42502.

     (d) During the last five years, CLSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, CSLI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CSLI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors, Executive Officers and Controlling Persons of CLSI:

                                                     Present Principal
     Name                Business Address         Occupation or Employment
Terry Flinchum           P.O. Box 129             President and Director of
                         150 Railroad Drive       Cumberland Lake Shell,
                         Somerset, KY 42502       Inc.

Leah Taylor              P.O. Box 129             Vice President and
                         150 Railroad Drive       Director of Cumberland
                         Somerset, KY 42502       Lake Shell, Inc.

Vickie Calder            P.O. Box 129             Secretary and Director
                         150 Railroad Drive       of Cumberland Lake Shell,
                         Somerset, KY 42502       Inc.

Larry Nicholas           P.O. Box 129             Director and Driver for
                         150 Railroad Drive       Cumberland Lake Shell,
                         Somerset, KY 42502       Inc.

Roger Grundy             P.O. Box 129             Director and Driver for
                         150 Railroad Drive       Cumberland Lake Shell,
                         Somerset, KY 42502       Inc.

Woody Kelly              P.O. Box 129             Director and Driver for
                         150 Railroad Drive       Cumberland Lake Shell,
                         Somerset, KY 42502       Inc.

Ward F. Correll          P.O. Box 129             Owner, Cumberland Lake
                         150 Railroad Drive       Shell, Inc.
                         Somerset, KY 42502

      All of the directors and executive officers of CLSI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     The amount of Funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

First Southern Bancorp, Inc.             $1,499,318.20
Lancaster Life Reinsurance Company       $   94,450.00
Cumberland Lake Shell, Inc.              $  198,532.21

All of the Reporting Persons employed working capital to make these purchases of the Common Stock.


Item 4.  Purpose of Transaction

     The  Reporting  Persons  acquired  the  Common  Stock  of  the  Issuer for investment. Neither the Reporting Persons nor any of their directors, executive officers or controlling persons have any present plans or proposals which relate or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer;

     (b)  an  extraordinary  corporate   transaction,   such   as   a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

     (g)   any   change   in   the  Issuer's  charter,  bylaws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) an action similar to any of those enumerated above.

The Reporting Persons reserve the right to formulate plans or proposals, to take such action, with respect to any or all of the foregoing matters and any other matters as such Reporting Person may determine.

Item 5:  Interest in Securities of the Issuer

     (a) The beneficial ownership of the Common Stock by each Reporting Person is as follows:

     Name                              Number (and %) of shares of Common Stock
First Southern Bancorp, Inc.           124,236 shares           4.7%

Lancaster Life Reinsurance
 Company                               10,000 shares            0.4%

Cumberland Lake Shell, Inc.            14,420 shares            0.5%

      (b) Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares:

     Name                              Number (and %) of shares of Common Stock
First Southern Bancorp, Inc.           124,236 shares           4.7%

Lancaster Life Reinsurance
Company                                10,000 shares            0.4%

Cumberland Lake Shell, Inc.            14,420 shares            0.5%


     (c) The following two transactions of the Common Stock of the Issuer were effected during the past sixty days by the Reporting Persons:

Transaction 1:
     (1) Identity of the person who effected the transaction: First Southern Bancorp, Inc.
     (2)  The date of the transaction:  August 24, 1995
     (3)  The amount of securities involved:   20,000 shares
     (4)  The price per share or unit:  $9.375 per share
     (5) Where and how the transaction was effected: By the Reporting Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc. of Louisville, KY

Transaction 2:
     (1) Identity of the person who effected the transaction: Lancaster Life Reinsurance Company
     (2)  The date of the transaction:  August 24, 1995
     (3)  The amount of securities involved:  10,000 shares
     (4)  The price per share or unit:  $9.375 per share
     (5)  Where  and how  the  transaction  was  effected:   By  the  Reporting
          Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc. of Louisville, KY

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons.


Item 6: Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

      Other than the Agreement attached hereto as Exhibit 1, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits

      Exhibit 1 - Agreement among Reporting Persons dated August 31, 1995 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1).


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 1995                  By:  /s/ Jess Correll
                                        Jess Correll
                                        Attorney-in-Fact on behalf of each
                                        of the Reporting Persons *

* Pursuant to the Agreement among Reporting Persons dated August 31, 1995 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1), each Reporting Person has authorized Jess Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.